

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

September 9, 2016

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1509
         File Nos. 333-213098 and 811-03763

Dear Mr. Fess:

On August 12, 2016, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1509 (the "Fund"), consisting of a unit investment trust, S&P Global Dividend Aristocrats Select 25 Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Overview

1.   The first sentence of this section states that the Fund consists of the "S&P Global Dividend Aristocrats Select 25 *Strategy* Portfolio, Series 1." (Emphasis added.) However, disclosure on the cover page of the prospectus identifies the Trust as the "S&P Global Dividend Aristocrats Select 25 Portfolio, Series 1." Please correct this inconsistency in this section, and throughout the prospectus.

Investment Summary — Principal Investment Strategy

2.	The first sentence in this section states that the Trust invests ***at least 80%*** of the value of its assets in common stocks that are included in the S&P Global Dividend Aristocrats Index. (Emphasis added.) Since the Trust's registration statement provides hypothetical performance information based on a model that is fully invested in common stocks included in the Index, please revise the 80% policy to state that the Trust invests ***substantially all*** of the value of its assets in common stocks included in the Index.

Investment Summary — Security Selection

3.	The first bullet point in part 2 of this section is confusing. Please revise this bullet point to clarify whether this step of the security selection process includes or excludes American Depositary Receipts from the initial universe. Also, with regard to the second bullet point in part 2 of this section, please provide the time period over which the average daily trading volume is calculated, and the source of this data.

4.	The first paragraph in part 3 of this section states that every company identified in the sub-universe is given a separate score for each of three financial metrics. Since the scores assigned to each company for each of the three financial metrics are not used in any formulaic calculation related to security selection, please explain to us why it is necessary to assign scores to every company, rather than just rank every company from highest to lowest on each of the three financial metrics.

5.	The bullet points in part 3 of this section state that the "highest 2%," the "lowest 20%," and the "lowest 3%" of companies, respectively, are screened out using the three financial metrics. Please disclose in this section what happens if the application of these percentages results in fractional numbers of companies being selected for elimination from the universe (*e.g.*, 15.4 companies or 25.6 companies).

6.	Please disclose in part 4 of this section that the portfolio is not rebalanced during the life of the Trust.

Investment Summary — Hypothetical Performance Information

7.	We have significant concerns regarding hypothetical performance disclosure. Since hypothetical performance information is only appropriate if the hypothetical investment strategy is identical to the Trust's principal investment strategy, please disclose in this section that this is the case. Please also disclose in this section the identity of the party that calculated the hypothetical performance information. Also, please disclose whether a third party has verified or audited the hypothetical performance data and, if so, identify the verifying or auditing party, and file its consent as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933 (the "Securities Act").

8.   Please explain to us why the year 2000 was selected to begin the hypothetical performance, and why the years 2000 through 2005 are not included in the calculations of the strategy's hypothetical average annual returns. We may have further comments after reviewing your response.

9.   The first paragraph following the hypothetical performance tables discloses that the hypothetical performance information reflects the deduction of the maximum sales charge in the first year and a reduced sales charge in the remaining years. For each of the other fees shown in the fee table, please disclose in this paragraph which of the other fees are reflected in the hypothetical performance information, and which of these other fees are not reflected in the hypothetical performance information. Please also disclose in this paragraph that the Trust's actual performance may be materially different from the hypothetical performance. Also, since the Trust's principal investment strategy states that the Trust invests in individual common stocks, please explain to us why the last sentence of this paragraph, which states that the hypothetical total return figures "do not reflect the expenses of the underlying funds," is necessary.

10.   The second paragraph following the hypothetical performance tables discloses how the hypothetical total return was calculated. Please also disclose in this paragraph the source of the pricing information used in this calculation.

11.   Please confirm to us in your response letter that

- hypothetical performance is shown only for periods during which the strategy was not used for actual accounts;

- hypothetical performance is calculated based on readily available actual historical data, and no assumptions are used to create the data inputs;

- the Trust maintains books and records of information that substantiate the hypothetical performance; and

- the Trust has adopted policies and procedures as required by Rule 38a-1 under the Investment Company Act of 1940 (the "Investment Company Act") designed to prevent the Trust from violating Section 34(b) of the Investment Company Act when the Trust discloses hypothetical performance in its registration statement.

GENERAL COMMENTS

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel